EXHIBIT 17.1

TO THE BOARD OF DIRECTORS OF NORTH AMERICAN OIL & GAS CORP.:

I, Nicholas Petri, hereby resign as a Director of NORTH AMERICAN OIL & GAS CORP., a Nevada corporation (the "Company"), effective as of April 5, 2013. I hereby confirm that I have no disagreement with the Company.

Dated: April 5, 2013
Nicholas Petri